EURASIA DESIGN, INC.

López Cotilla No. 829
Int. 1 Col. Americana C.P. 44160
Guadalajara, JAL, Mexico

August 21, 2012

To:	Yolanda Guobadia
Or William H. Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eurasia Design, Inc.
Amendment Number 1 to Form 8-K
Filed August 14, 2012
File No.: 0-54499

Dear Ms. Guobadia:

The following are the company’s responses and revisions to its filing pursuant to your letter dated August 16, 2012:

Item 4.01 Changes in Registrant’s Certifying Accountant, page 2

1.

It appears that you filed this report as an amendment to Form 8-K filed July 10, 2012. As such, (i) the amendment should be filed under cover of Form 8-K marked with the letter “A” to designate the document as an amendment and (ii) the amendment should include the complete text of each item as amended. Please refer to Exchange Act Rule 12b-15. In addition, the cover page should be revised to reflect the date of the earliest event reported, which is July 3, 2012 and the letter from GBH CPAs, PC dated July 6, 2012 should be filed as an exhibit to the amendment. Please amend your filing to address these matters. In doing so, you should provide the disclosures required by Item 304 (a)(1)(ii), (iv) and (v) of Regulation S-K in regard to the dismissal of GBH CPAs, PC, which were provided in Form 8-K filed July 10, 2012.

The Current Report on Form 8-K has been revised to provide the mandated disclosure.

2.

We understand that you desired to engage Salles, Sainz – Grant Thornton, S.C. as your independent registered public accounting firm for fiscal year ended December 31, 2012 because you intended to change your fiscal year from May 31 to December 31 as a result of the acquisition of Linea Deportiva Prince Mexico, S.A. de C.V. We also understand that you have not yet consummated the acquisition because Salles, Sainz – Grant Thornton S.C. did not consent to the use, and inclusion of its audit report on the financial statements of Linea Deportiva Prince Mexico, S.A. de C.V. for the years ended December 31, 2011 and 2010 in Form 8-K filed July 11, 2012. As such, it appears that you have not yet changed your fiscal year end and instead have engaged De Joya Griffith & Company, LLC to audit your financial statements for the year ended May 31, 2012. Please provide disclosures that clarify why you engaged De Joya Griffith & Company, LLC to audit your financial statements for the year ended May 31, 2012 rather than for the year ended December 31, 2012.

The Current Report on Form 8-K has been revised to disclose that the Registrant has determined not to undertake a change in its fiscal year end unless and until the transaction with Prince Mexico is consummated.

United States Securities and Exchange Commission

Re: Eurasia Design, Inc.

August 21, 2012

The Registrant hereby acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Laura Flores, corporate counsel, at tel: (+52) (1) (33) 1184-1186.  Alternatively, you may contact Patrick Deparini, U.S. representative for the Registrant, at tel: (702) 580-8565 or fax: (866) 546-2411.

Sincerely,

/s/ Duncan A. Forbes, Mol. III

Duncan A. Forbes, Mol. III

President

Enclosures